October 19, 2021

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Julia Griffith

Re:	Manning & Napier, Inc.

Registration Statement on Form S-3

File No. 333-260193

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Manning & Napier, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-260193), so that it may become effective at 4:15 p.m., Eastern Time, on October 21, 2021, or as soon as practicable thereafter.

Very truly yours,

MANNING & NAPIER, INC.

By:	/s/ Sarah C. Turner
Name: Sarah C. Turner
Title: Corporate Secretary